Exhibit 21.1

SUBSIDIARIES OF WYNN LAS VEGAS, LLC

Las Vegas Jet, LLC, a Nevada limited liability company

Kevyn, LLC, a Nevada limited liability company

World Travel, LLC, a Nevada limited liability company

Wynn Completion Guarantor, LLC, a Nevada limited liability company

Wynn Las Vegas Capital Corp, a Nevada corporation

Wynn Show Performers, LLC, a Nevada limited liability company

Wynn Sunrise, LLC, a Nevada limited liability company

All subsidiaries are wholly-owned by Wynn Las Vegas, LLC.